Exhibit 99.2

Third Quarter 2023 Financial Results November 2, 2023 1

Forward - Looking Statements Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, unce rta inties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking stat ements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Cana dia n dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wag e and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver ser vices and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship wi th US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing pr ogr am could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, chan ges to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2022 under the heading “Risk Factors” (which factors are adopted herein, and which can be accessed at www.sedar.com) and other periodic filings with Canadian and US secur iti es regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press rele ase are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whe ther as a result of new information, future events or otherwise. This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund. Non - GAAP measures This presentation makes reference to certain non - GAAP measures, including local currency (“LC”) revenue growth rate, internal re venue growth rate, Adjusted EBITDA (“AEBITDA”), Adjusted EPS (“AEPS”) and assets under management (“AUM”). Please refer to Appendix for reconciliations to GAAP measures.

USD LC (1) Revenue 3,100.0 3,237.1 -4% -4% Adjusted EBITDA 396.6 427.8 -7% -7% Adjusted EBITDA Margin 12.8% 13.2% Adjusted EPS 3.36 4.69 -28% GAAP Operating Earnings (Loss) 168.3 228.7 -26% GAAP Operating Earnings Margin 5.4% 7.1% GAAP diluted EPS (0.04) 0.54 NM Nine months ended September 30 2023 2022 % Change Colliers 3 (US$ millions, except per share amounts) Highlights Solid growth in high - value recurring Investment Management and Outsourcing & Advisory services Market - driven transaction slowdown in Capital Markets and, to a lesser extent, Leasing continue Revised outlook for the seasonally strongest fourth quarter to reflect the current challenging environment USD LC (1) Revenue 1,056.0 1,108.3 -5% -6% Adjusted EBITDA 144.9 145.1 0% -1% Adjusted EBITDA Margin 13.7% 13.1% Adjusted EPS 1.19 1.41 -16% GAAP Operating Earnings 70.9 84.0 -16% GAAP Operating Earnings Margin 6.7% 7.6% GAAP diluted net loss per share 0.53 0.27 96% Three months ended September 30 2023 2022 %Change (1) Local Currency

36% 30% 34% 47% 25% 17% 11% 58% Recurring 70% Recurring TTM Q3 2023 Revenue by Service TTM Q3 2023 AEBITDA by Service Colliers 4 Please refer to Slide 18 Outsourcing & Advisory Leasing Capital Markets Leasing and Capital Markets Trailing twelve months ended September 30, 2023 Broad Diversification Investment Management

% Change over Q3 2022 USD LC Investment Management (1) 24% 23% Outsourcing & Advisory 14% 12% Leasing -9% -9% Capital Markets -42% -42% Total -5% -6% Revenue Mix Q3 2023 Q3 2022 Investment Management 11% 8% Outsourcing & Advisory 50% 42% Leasing 24% 25% Capital Markets 15% 25% Total 100% 100% Colliers 5 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency internal decline: - 10% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 22%                                   4  4  Third Quarter Consolidated Revenues (US$ millions)

Colliers 6 Third Quarter Geographic Mix Q3 2023 Revenues Q3 2022 Revenues $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            Q3 2023 AEBITDA Q3 2022 AEBITDA (1) Q3 2023 GAAP Operating Earnings: $42.0M Americas, $6.7M EMEA, $12.1M Asia Pacific, $20.4M Investment Management (2) Q3 2022 GAAP Operating Earnings: $59.9M Americas, $6.1M EMEA, $17.5M Asia Pacific, $19.5M Investment Management $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            (US$ millions)

Colliers 7 GAAP Operating Earnings: Q3 2023 $42.0M at 6.8% margin; Q3 2022 $59.9M at 8.6% margin Lower market driven transaction activity, primarily in Capital Markets and, to a lesser extent, Leasing Outsourcing & Advisory growth led by Engineering & Design, Project Management and Property Management as well as acquisitions Adjusted EBITDA benefitted from service mix, cost controls and the favourable impact of recent acquisitions Third Quarter Americas (US$ millions)                         4  4  USD LC Revenue Growth -11% -11% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 8 GAAP Operating Earnings: Q3 2023 $6.7M at 3.8% margin; Q3 2022 $6.1M at 3.7% margin Significantly lower Capital Markets activity, particularly in Germany and the Nordics Higher Outsourcing & Advisory revenues (including recent acquisitions) Adjusted EBITDA impacted by reduction in higher - margin Capital Markets revenues across the region Third Quarter EMEA (US$ millions)                         4  4  USD LC Revenue Growth 6% -2% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 9 GAAP Operating Earnings: Q3 2023 $12.1M at 8.4% margin; Q3 2022 $17.5M at 11.4% margin Revenue decline attributable to lower Capital Markets activity partly offset by acquisitions Foreign exchange headwinds impacted revenues by 3% Adjusted EBITDA impacted by changes in service mix Third Quarter APAC (US$ millions)                         4  4  USD LC Revenue Growth -6% -3% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 10 GAAP Operating Earnings: Q3 2023 $20.4M at 17.2% margin; Q3 2022 $19.5M at 20.3% margin Growth driven by acquisitions and higher management fees from increased assets under management year over year $98.5 billion AUM as of September 30, 2023 • Down 1% versus June 30, 2023 • Up 14% versus September 30, 2022 Third Quarter Investment Management (US$ millions)                   4  4  USD LC Revenue Growth 24% 23% Revenue Growth* 23% 22% *excluding pass-through carried interest Revenues AEBITDA Pass - through carried interest Investment Management

Colliers 11 50% 20% 26% 4% Alternatives Infrastructure Traditional Real Estate Credit AUM by Asset Class 37% 50% 13% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy 78% 22% North America EMEA AUM by Geography AUM: $98.5B | FPAUM: $51.6B Focus on long - duration, highly differentiated AUM Investment Management

(1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 12 Cash $ 168.6 $ 173.7 $ 190.5 Total Debt 1,642.6 1,439.1 1,152.3 Net Debt $ 1,474.0 $ 1,265.4 $ 961.7 Convertible Notes - 226.5 226.2 Redeemable non-controlling interests 1,073.4 1,079.3 869.4 Shareholders' equity 753.6 493.4 481.3 Total capitalization $ 3,301.0 $ 3,064.6 $ 2,538.6 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.4x 1.8x 1.5x Capital Expenditures $ 60.4 $ 41.8 Acquisition Spend (2) $ 140.9 $ 753.2 Nine months ended September 30, 2023 September 30, 2022 September 30, 2023 December 31, 2022 September 30, 2022 Highlights • Leverage ratio of 2.4x • 56% of debt at fixed rates as of September 30, 2023 • Ample liquidity to fund acquisitions and internal growth • Anticipating capital expenditures of $80 - $85 million in 2023 (US$ millions) Capitalization & Capital Allocation

Colliers 13 (US$ millions) Outlook for 2023 • For the seasonally strongest fourth quarter, Capital Markets and Leasing revenues expected to be down on a year over year basis • Robust growth (including the impact of recent acquisitions) in high value recurring service lines • Investment Management fundraising environment is expected to remain challenging through the remainder of the year but should improve in 2024 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, di sru ption of supply chains) and related factors. 2023 Outlook 2022 Measure Prior Revised $4.4 billion - $4.6 billion $4.3 billion - $4.4 billion $4.5 billion Revenue $670 million - $720 million $580 million - $610 million $630.5 million Adjusted EBITDA $6.70 - $7.50 $5.10 - $5.50 $6.99 Adjusted EPS

Appendix Reconciliation of non - GAAP measures

Colliers 15 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 29,376 $ 44,524 $ 63,470 $ 132,572 Income tax 18,096 25,097 38,112 70,034 Other income, including equity earnings from non-consolidated investments (801) 874 (5,007) (3,316) Interest expense, net 24,228 13,535 71,730 29,424 Operating earnings 70,899 84,030 168,305 228,714 Loss on disposal of business operations - 318 2,282 27,358 Depreciation and amortization 51,163 45,142 151,449 125,879 Gains attributable to MSRs (3,199) (16,391) (12,286) (24,214) Equity income from non-consolidated entites 685 755 4,371 4,821 Acquisition-related items 15,366 26,290 53,502 50,738 Restructuring costs 4,485 191 12,266 462 Stock-based compensation expense 5,513 4,730 16,726 14,081 Adjusted EBITDA $ 144,912 $ 145,065 $ 396,615 $ 427,839 Three months ended Nine months ended September 30, 2023 September 30, 2022 September 30, 2023 September 30, 2022

Colliers 16 Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share (US$ thousands) Net earnings $ 29,376 $ 44,524 $ 63,470 $ 132,572 Non-controlling interest share of earnings (14,210) (17,375) (38,967) (37,697) Interest on Convertible Notes - 2,300 2,861 6,900 Loss on disposal of operations - 318 2,282 27,358 Amortization of intangible assets 37,486 32,760 111,659 89,630 Gains attributable to MSRs (3,199) (16,391) (12,286) (24,214) Acquisition-related items 15,366 26,290 53,502 50,738 Restructuring costs 4,485 191 12,266 462 Stock-based compensation expense 5,513 4,730 16,726 14,081 Income tax on adjustments (11,853) (6,341) (35,046) (22,651) Non-controlling interest on adjustments (6,207) (3,519) (17,133) (11,458) Adjusted net earnings $ 56,757 $ 67,487 $ 159,334 $ 225,721 (US$) Diluted net earnings (loss) per common share $ 0.53 $ 0.25 $ (0.04) $ 0.49 Interest on Convertible Notes, net of tax - 0.04 0.04 0.11 Non-controlling interest redemption increment (0.21) 0.32 0.56 1.48 Loss on disposal of operations - - 0.05 0.56 Amortization expense, net of tax 0.49 0.42 1.45 1.13 Gains attributable to MSRs, net of tax (0.04) (0.19) (0.15) (0.28) Acquisition-related items 0.26 0.49 0.97 0.94 Restructuring costs, net of tax 0.07 - 0.19 - Stock-based compensation expense, net of tax 0.09 0.08 0.29 0.26 Adjusted EPS $ 1.19 $ 1.41 $ 3.36 $ 4.69 Diluted weighted average shares for Adjusted EPS (thousands) 47,549 47,743 47,480 48,121 Three months ended Nine months ended September 30, 2023 September 30, 2022 September 30, 2023 September 30, 2022 Three months ended Nine months ended September 30, 2023 September 30, 2022 September 30, 2023 September 30, 2022

Colliers 17 (US$ thousands) Net cash provided by (used in) operating activities $ 42,153 $ 76,840 $ 8,558 $ (171,470) Contingent acquisition consideration paid 35,655 8,129 38,646 68,939 Purchase of fixed assets (19,349) (18,391) (60,411) (41,807) Cash collections on AR Facility deferred purchase price 31,896 88,627 91,207 345,056 Distributions paid to non-controlling interests (16,702) (13,179) (67,822) (54,733) Free cash flow $ 73,653 $ 142,026 $ 10,178 $ 145,985 Three months ended Nine months ended September 30, 2023 September 30, 2022 September 30, 2023 September 30, 2022 Reconciliation of net cash flow from operations to free cash flow

Local currency revenue growth rate and internal revenue growth rate measures Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 18 Other Non - GAAP Measures